OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

No Limit Games

1645 W. PALM LANE
APT 32
ANAHEIM, CA 92802

www.nolimitgamez.com



29 shares of Common Stock

Maximum 271 shares* of common stock ($96,747)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 29 shares of common stock ($10,353)

Company	No Limit Games
Corporate Address	1645 W. Palm Lane #32, Anaheim, CA
Description of Business	Computer, Console, and Mobile Game Developer. Tabletop game developer
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$357/share
Minimum Investment Amount (per investor)	$357

The 10% Bonus for StartEngine Shareholders

No Limit Games Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 shares of Common Stock at $357 / share, you will receive 1 bonus share, meaning you'll own 11 shares for $3,570. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Located in Anaheim, California, No Limit Games creates one of a kind video and board games that each have their own unique qualities that separates them from other games in the same genre. We aim to create games that also break the limits that are found in many games. Where other companies say they can't we say watch us!

Some of our games will allow you to play against other people on different systems including people on computers. Our games are not just copies of other games, they are each one of a kind games with features that are not found in any other game in the same genre as it.

We have two projects that are in development, the first is a fighting game called Vengeance. Currently it is shelved until we have the capital needed to move forward with development. The second is a tabletop card battle game called Battle of Souls. This game is completed and we are hoping to use funds from this raise to help distribute and market the game.

Sales, Supply Chain, & Customer Base

Our primary customer would be children to adults ages 8 to 45. All of the games on each platform would be targeted within this audience. We currently have been in talks with one retail store to carry our product, there is another one that would be willing to carry it if he can see a good amount of traction for the game. We will be focusing first on small hobby and card stores located in Southern California then spreading out from there. We will utilize each convention that we're able to attend in order to obtain additional customers as well as retail locations. As our reach increases in California we will then start to move out to other states that have large conventions that we can attend.

Competition

For our video game software it is difficult to identify a single or even several competitors due to the fact that these competitors would change based on each game that is released on various genres. For our tabletop game, the primary competitors would be other trading card, collectible card, and living card games. Each game that we produce will have different competitors based on the genre of our game. So as an example, our first video game Vengeance will be in competition with other fight games such as King of Fighters, Dead or Alive, Tekkan, Mortal Kombat, Injustice, and Capcom vs. Marvel type games. For our other game in the pipeline; Death of Liberty, it is a type of first person shooter game, so It would compete with Call of Duty Black Ops franchise, Destiny, Warframe and other games like them. Looking at competing companies, the above mentioned companies would include Nether-realm studios, Microsoft Studios, Bungie, Capcom, Electronic Arts, and Bethusda to name a few.

Liabilities and Litigation

There are currently no liabilities or litigation.

The team

Officers and directors

William Brevard	CEO, Director and President

William Brevard
A PC Specialist, Game Developer and Business Manager, William has served as founder and CEO of No Limit Games since its first registration in 2016 (approx. 60 hrs/week).. Since 2009, William has been a part time martial arts instructor spending about 20 hours a week teaching martial art (primary job) for US TaeKwonDo Team, in addition to working as a substitute business management instructor as well at United Education Institute since January 2018. (20 hours a week.)

Number of Employees: 1

Related party transactions

The company has no related party transactions.


RISK FACTORS


These are the principal risks that related to the company and its business:

- **Uncertain Risk** An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

- **Our business projections are only projections** There can be no assurance that the company will meet our projections. There can be no assurance that the company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the company to make a profit and still attract business.

- **Any valuation at this stage is difficult to assess** The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

- **The transferability of the Securities you are buying is limited.** Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

- **Your investment could be illiquid for a long time.** You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

- **Our ability to sell our tabletop games and video game software is dependent on outside government regulation which can be subject to change at any time.** Our ability to sell gaming tools may be dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of the gaming tools may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

- **Our new product could fail to achieve the sales projections we expected.** Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

- **We face significant market competition** We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.
- **We are competing against other gaming companies and gaming technology and software** Although we are a unique company that caters to a select market, we do compete against other gaming companies and gaming technology and software. Our business growth depends on the market interest in the company over other activities.
- **Majority Ownership** Contingent on the full sale of all available shares through this offering, the original shareholders of the corporation will own less than 50% of the company. Thus, upon the full sale of the remaining authorized stock, the new shareholders, in the aggregate, will own a majority of the outstanding shares in the company.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- William Brevard, 100.0% ownership, Common Stock

Classes of securities

- Common Stock: 200

  The Company is authorized to issue up to 500 shares of common stock. There are a total of 200 shares currently outstanding.

  Voting Rights

  The holders of shares of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

  Dividend Rights

  Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant.

Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any classes of stock or preferred stock that we may designate in the future.

What it means to be a Minority Holder

Holders of Common Stock are entitled to one vote for each share held. However, as a minority holder of Common Stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

If all available outstanding stock in the company is sold during this offering, holders of Common Stock will be part of a collective group of new investors that own a majority of the company in relation to the ownership stake of the original shareholder. However, each individual investor would still own a minority position in the company. Each investor is entitled to vote their shares separately from the other investors. There is no guarantee that the new investor group will vote in unison or have enough votes to out vote the original stockholder.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

To date we have not generated any revenue do not intend on generating any until we have our first product inventory in hand. Once we have received the inventory for our first game we will then work with our distribution and direct sale channels which will lead to revenue generation. If we were not able to generate any revenue from this raise, the company can continue to run as is. However that current as-is state is essentially equal to production stage. Due to the cost involved with hiring talent to complete the items needed for Vengeance it is likely that the projects completion date would be pushed back several years if not indefinitely. The basis of this proposed life time for the company is based on the company only taking on expenses that the owner is able to pay out of pocket immediately. This would of course mean that elements that could potentially push the company forward may be ignored if the cost is too high which would result in a slower growth rate for the company. However, on the positive side, this would keep the company from taking on any debt.

Our second Kickstarter campaign went live as of July 13, 2018 with an attempt to raise $8,000 in order to obtain the first initial inventory that we need to have on hand to send to retail vendors and have to sale at upcoming conventions. There was a previous kickstarter campaign that ended unfunded on Sunday July 8th 2018.

Financial Milestones

We currently do not have any operating history as we have yet to obtain inventory of our game product. Therefore it is not possible to indicate any operating history nor is it possible to estimate future results without something to work from. Any future result items would be based on estimation and guesswork but does not represent any actual figures. See discussion above for liquidity and production challenges and cash flow.

Liquidity and Capital Resources

Currently, the company's CEO William Brevard is spending his own funds to pay for costs associated with marketing, convention, and promotional items needed to raise awareness of the companies game Battle of Souls. Funds raised from this offering will not be used to reimburse William for his expenses. With this offering, the company will be able to obtain inventory, increase marketing exposure and have product on hand to sale at up-coming conventions and other events.

At this time there are no other available sources of capital. Up to this point from the formation of the company the owner has provided any needed capital from personal funds.

Indebtedness

Currently the company has no pending or executed transactions with any other party.

Recent offerings of securities

None

Valuation

$71,400.00

The valuation for the company was determined based on a combination of an estimate of what each share of stock would be worth, the estimated revenues for first year it will be selling products of our first game based on reviews and feedback from various people that have had hands-on experience with the game. While not trying to appear too ambitious we made the pre-money valuation lower because we also factored in the age of the company and the current lack of awareness of the company. The price of the shares merely reflects the opinion of the board as to what would be fair market value.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,353	$96,747
Less: Offering Expenses		
StartEngine Fees (10% total fee)	$1,035	$9,674.70
Net Proceeds	$9,318	$87,072.30
Use of Net Proceeds:		
R&D & Production	$5,130	$9,430
Marketing	$2,568	$24,807
Working Capital	$1,620	$52,835.30
Total Use of Net Proceeds	$9,318	$87,072.30

We are seeking to raise a minimum of $10,353 (target amount) and up to $96,747 in this offering through Regulation Crowdfunding. If we manage to raise the target amount the company will be able to obtain inventory (1,000 units) that is needed to distribute to retailers as well as direct to consumers at upcoming game conventions. The amount of revenue raised from the sale of the 1,000 units will total $50,000 revenue and of that $44,279 should result in initial profit. If we were to raise the maximum offering ($96,747) the company would be able to obtain a slightly larger inventory order (2,000 - 3,000 units) which would allow for further distribution to retailers, including retailers outside of Southern California. As well as consumers. Additional funds from this offering would allow the company to participate in more conventions that were previously unattainable due to the lack of finances needed to secure booth space. These additional convention events would further the awareness and reach of the company and its product.

If we were to raise the $10,353 the company would immediately use $5,720 of the raised proceeds to secure inventory for Battle of Souls. This inventory will then be sold at various conventions that the company is able to get into, as well as various retailers as the company opens up distribution deals with interested parties. The remaining amount of the $10,353 would be used over time to secure booth spaces at several conventions. Some of these conventions would include, Wonder-Con, Comic Con, Anime Expo, Los Angeles Comic Con, Long Beach Comic Con, Comic Con Revolution, and Anime Los Angeles. The company would also be able to continue operations for several years based on expected revenue from repeated sales of inventory. As our revenue from the sale from the first batch of inventory is made, we will be able to restock as well as slowly release additional new sets to the game.

Irregular Use of Proceeds

The company does not foresee any irregular use of the offering proceeds. Wages and other related items will be taken out from future revenue.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.nolimitgamez.com in the section titled "investors" on the front page. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR No Limit Games

[See attached]

I, _William Brevard III_ (Print Name), the _____CEO_____ (Principal
Executive Officers) of No Limit Games, Inc., hereby certify that the financial statements of No
Limit Games, Inc., and notes thereto for the periods ending December 31, 2017 and December
31, 2016 included in this Form C offering statement are true and complete in all material
respects and that the information below reflects accurately the information reported on our
federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $___0___;
taxable income of $___0___ and total tax of $___0___.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has
been executed as of the ___7-3-18___ (Date of Execution).

_____ (Signature)

_____CEO_____ (Title)

_____7-3-18_____ (Date)

NO LIMIT GAMES, INC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2017 AND DECEMBER 31, 2016

No Limit Games, Inc
Index to Financial Statements
(unaudited)

	Pages
Balance Sheets as of December 31, 2017 and 2016	1
Statements of Operations for December 31, 2017 and 2016	2
Statements of Stockholders' Equity the for December 31, 2017 and 2016	3
Statements of Cash Flows for December 31, 2017 and 2016	4
Notes to the Financial Statements	5

NO LIMIT GAMES, INC
BALANCE SHEETS
DECEMBER 31, 2017 AND DECEMBER 31, 2016
(unaudited)

	2017	2016
Assets		
Current Assets:		
Cash	$ -	$ -
Total Current Assets	-	-
Non-Current Assets		
Property, Plant & Equipment	-	-
Intangible Assets	-	-
Total Non-Current Assets	-	-
Total Assets	-	-
Liabilities and Equity		
Current Liabilities		
Trade and other borrowings	-	-
Short-term borrowings	-	-
Total Current Liabilities	-	-
Non-Current Liabilities	-	-
Long-term borrowings	-	-
Total Non-Current Liabilities	-	-
Total Liabilities	-	-
Stockholders' Equity		
Common Stock Issued and Outstanding	-	-
Subscription Receivable	-	-
Retained Earnings	-	-
Total Stockholders' Equity	-	-
Total Liabilities and Stockholders' Equity	$ -	$ -

NO LIMIT GAMES, INC
STATEMENTS OF OPERATIONS
FOR DECEMBER 31, 2017 AND DECEMBER 31, 2016
(unaudited)

	December 31, 2017	December 31, 2016
Revenue	$ -	$ -
Cost of Sales	-	-
Gross Profit		
Operating Expenses-		
General and Administrative	-	-
Total Operating Expenses		
Net Income	$ -	$ -

NO LIMIT GAMES, INC
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR DECEMBER 31, 2017 AND DECEMBER 31, 2016
(unaudited)

	Common Stock		Subscription Receivable	Retained Earnings	Stockholders' Equity
	Shares	Amount			
December 31, 2016	-	$ -	$ -	$ -	$ -
Issuance of Founders Shares	200	0			
Net Income	-	-	-	-	-
December 31, 2017	-	$ -	$ -	$ -	$ -

6

NO LIMIT GAMES, INC
STATEMENTS OF CASH FLOWS
FOR DECEMBER 31, 2017 AND DECEMBER 31, 2016
(unaudited)

	December 31, 2017	December 31, 2016
Cash Flows From Operating Activities		
Net Income	$ -	$ -
Net Cash Used in Operating Activities	$ -	$ -
Increase in Cash and Cash Equivalents		
Cash and cash equivalents, beginning of period	$ -	$ -
Cash and cash equivalents, end of period	$ -	$ -
Supplemental Disclosures of Cash Information:		
Cash paid for interest	$ -	$ -
cash paid for income taxes	$ -	$ -
Non Cash Investing and Financing Activities:		
Subscription Receivable	$ -	$ -

NOTE 1 – NATURE OF OPERATIONS

No Limit Games, Inc. was formed on June 30, 2016 ("Inception") in the State of CA. The financial statements of No Limit Games, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Anaheim, Ca.

No Limit Game, Inc is a game developer located in Anaheim, Ca. The primary focus of No Limit Games is to create game content that is unique, exciting to play with a very high replay value. The games that we produce will bring a certain range of innovation to the industry and provide players with an unforgettable experience.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

>   Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

>   Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

>   Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments

purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the sale of video game software and the Company table top game Battle of Souls. This will also include any later expansions to the table top game and future video games. when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and CA state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Currently there is no established debt for the Company.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 500 shares of our common stock with par value of $0.01. As of July 3, 2018 the company has currently issued 200 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

None

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017 through July 3rd, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]













What's New ▾

Discover Investments | Edit My Campaign | Launch an ICO NEW | Blake A. ▾

No Limit Games Inc. is pending **StartEngine Approval.**

PLAY VIDEO

0
Investors

$0.00
Raised of $10.4K - $96.7K goal

No Limit Games Inc.

Tabletop Games and Video Game Software

Small OPO · ANAHEIM, CA · Gaming · Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

There Are No Limits to the Imagination!

Invest in No Limit Games

No Limit Games creates one of a kind video and board games that each have their own unique qualities that separates them from other games in the same genre. We aim to create games that also break the limits that are found in many games. Where other companies say they can't we say watch us!

Some of our games will allow you to play against other people on different systems including people on computers. Our games are not just copies of other games, they are each one of a kind games with features that are not found in any other game in the same genre as it. Our tabletop game isn't about how much money you spend on your deck, but how good you are at building a deck. Which levels the playing field and bring back some fun to new players getting into the game.

The Offering

Investment

$357/share of Common Stock | When you invest you are betting the company's future value will exceed $168K.

These Offerings are eligible for the **StartEngine Owners' 10% Bonus.**

For details on the bonus, please see the ***Offering Summary*** *below.*

Our Products

We have two projects that are in development, the first is a fighting game called Vengeance. Currently it is shelved until we have the capital needed to move forward with development.The second is a tabletop card battle game called Battle of Souls. This game is completed and currently on KickStarter attempting to get funded so that we can obtain inventory and move to distribution.

Battle of Souls

Battle of Souls is a card game where there are no booster packs, or starter decks, no randomization. It's a game that relies on the skill of a players deck building skills rather then how much money they were able to spend on their decks.

Battle of Souls allows players to battle using historic warriors. Some of the large list of warriors include Samurai, Viking, & Aztec warriors.

"Any warrior group that has ever existed from the beginning of time, to the gun powder age. If we can find information on them, then we'll add them to the





Battle Of Souls
SAMURAI
Battle of Souls

game." William Brevard III

Battle of Souls: Key Features

- No banlist
- No randomization
- No rarity
- No pre-constructed decks, or starter decks
- Each player that obtains a set box will have the exact same cards to build their decks from; This makes the game all about deck building as opposed to money
- No "pay to win" mechanic

Vengeance

Vengeance features a fighting system that is based in real world martial arts. Not MMA, no projectiles or magic, just pure skill combat as close to the real-world form as possible.



VENGEANCE

Vengeance: Key Features

- 10 Story rich characters
- 15 Different real-world martial art styles
- Combo master system to teach players deadly combos
- Fighting styles that are as authentic and close to the real world style as possible.









Suoyou Shuoshi



HIGH SEAS
BATTLE
EFFECT • BATTLEFIELD
All Viking warrior class get +200 ATK/RST.
During your end phase you can special deploy a warrior class Viking from your hand to the field.
VI-045
ART BY: ALICIA ROBERTS



VIDAR THE VENGEFUL GOD
1300
1000
WARRIOR • VIKING
When Vidar is normal deployed you can special deploy up to two Viking warriors class fighters that were destroyed by battle during this turn to your side of the field. If Vidar is destroyed by battle or card effect, you may deal damage to your opponents' SP equal to half of the ATK of two fighters that were special deployed to your field by Vidars' effect.
EX-017
ART BY: ALICIA ROBERTS



KENSHIN JO
1400
1400
WARRIOR • SAMURAI
If Kenshin is targeted for attack while in rest position it gets +200 RST until the end of turn
SA-002
ART BY: ALICIA ROBERTS



RAUDR UGGUSON
1800
1500
ELITE WARRIOR • VIKING
When Raudr Ugguson is destroyed by battle, you can deploy another warrior class or elite warrior class to the field from your discard pile.
VI-026
ART BY: ALICIA ROBERTS

Our Market and Industry



Some competitors have booster packs, starter decks and pre-constructed decks that they sell. They release new sets and cards several times a year but also a new banlist during each quarter.

Our game, Battle of Souls, has no starter decks, no preconstructed decks, or booster packs.

Instead, we will provide the players a set box. The set box contains every card for the specific warrior group they obtain. So as an example, if a player gets a Samurai box, they have every Samurai card in the game in that one box. **We believe that there is no need to turn to the singles market online to purchase cards at an inflated cost.**

In this initial starting phase of No Limit Games, getting involved allows you to grow with us as we reach our milestone goal of becoming a full-on and recognized game developer. From there we wish to continue to grow and continue to produce one of a kind games that push and at times break the boundaries of what a game can do. Eventually we wish to reach that AAA developer status in the industry, and those that start with us at our young state will have the opportunity to benefit alongside the company.

The video game market is expected to accrue to about $90.1 billion by 2020 which is a 14.6% raise from its figures in 2017 of about $78.6 billion. The three largest gaming markets are China, Japan, and the US. In 2016 there was an accumulated total of $30.3 billion in game deals with 94% attributed to mergers and acquisitions.



There are several types of gamers, each is essentially a different market. These types are, Hardcore, Casual, and Mass Market. The market that No Limit Games will be focusing on for our video game products will be the hard core gamers, and casual gamers. The market share for the hardcore gamers is about 70-80% of the total sales in the industry with another 15-25% attributed to the casual gamer.

What Makes Our Team Special



We have a great team of people that up to now have been very focused on the development of our games. We have a character artist that is an amazing artist, and 3d modelers that have put together some very impressive work.

Our team consists of talented individuals; each with their own specialty. It's led by William Brevard (Blue shirt on left). He has a strong business mind and strives for perfection in all that he sets his mind to. He is the original founder of No Limit Games and continues to learn as he gains more experience on the business side of the game industry. He has been involved with games (non-professionally) for the past 30 years.

One of his best friends, and partner who helped start No Limit Games; Kevin Loza (black shirt) is instrumental in keeping the team on task. He has several years of customer service and team management experience in the retail sector which he brings with him to the company. He is able to speak to the team members in a way that makes them more comfortable coming to him when needed. He attended Art Institute along with William and Alicia taking courses in game programming.

Our lead artist, Alicia Roberts (yellow shirt) is a great artist. She currently holds a BS degree in game art and character design. She has proven her skills in art and design as can be seen with our table top game Battle of Souls.

Rafael Luna (black and white checkered shirt) was very useful in the creation of Battle of Souls. He doesn't have the experience in design and art, however he has great story telling ability and this was useful when creating our characters for Vengeance and Battle of Souls.

Invest in Our Company Today!

we believe almost every person that started off small and became big can pretty much tell the same thing. Someone gave them a chance and they took that chance to prove themselves. Some may have failed that chance while many others have succeeded



while many others have succeeded.



We are looking for that one investor or several to take a chance on us and give us that chance to prove ourselves. With that chance, we will prove not only that we are worthy but that we can excel.

No Limit Games' team is focused on making this company great. But not only that; we want to bring back a taste of originality to the game industry. Our products will each have features that other games do not have.

As the company continues to grow so will our library of unique games. We believe that our games will have an everlasting changing effect on the industry which could help the selection of games on the market to also provide higher quality content for its players.



Wondercon

We were able to present our game for the first time at Wondercon.

April 2017

May 2017

Second Convention

We were invited to join our second convention to promote our game to the public.

Kickstarter

Launched our Kickstarter campaign for Battle of Souls

May 2017

June 2017

Vegas Comic Con

Will attends Amazing Vegas Comic Con as a last ditch effort to promote our kickstarter campaign in hopes of obtaining additional backers

San Diego Comic Con

We attended San Diego Comic Con to promote our game at one of the largest conventions in California

July 2017

October 2018

Launched on StartEngine

Now YOU can own a part of our company!

In the Press



SHOW MORE

Meet Our Team





William Brevard

CEO, Director and President

A PC Specialist, Game Developer and Business Manager, William has served as founder and CEO of No Limit Games since its first registration in 2016 (approx. 60 hrs/week).. Since 2009, William has been a part time martial arts instructor spending about 20 hours a week teaching martial art (primary job) for US TaeKwonDo Team, in addition to working as a substitute business management instructor as well at United Education Institute since January 2018. (20 hours a week.)





Kevin Loza

Customer Service

Kevin Loza has several years of customer service and team management experience in the retail sector which he brings with him to the company. He is able to speak to the team members in a way that makes them more comfortable coming to him when needed. He attended Art Institute along with William and Alicia taking courses in game programming.



Alicia Roberts

Game Designer

A talented artist, Alicia's skills in game design help set apart Battle of Souls.



Rafael Luna

Storyteller

Rafael is a talented storyteller who helped come up with many of the characters in Battle of Souls.

Offering Summary

Maximum 271 shares* of common stock ($96,747)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 29 shares of common stock ($10,353)

Company	No Limit Games
Corporate Address	1645 W. Palm Lane #32, Anaheim, CA
Description of Business	Computer, Console, and Mobile Game Developer. Tabletop game developer
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$357/share
Minimum Investment Amount (per investor)	$357

The 10% Bonus for StartEngine Shareholders

No Limit Games Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 shares of Common Stock at $357 / share, you will receive 1 bonus share, meaning you'll own 11 shares for $3,570. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The company does not foresee any irregular use of the offering proceeds. Wages and other related items will be taken out from future revenue.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates





Follow No Limit Games Inc. to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

Post

start engine

©2017 All Rights Reserved

About

Blog
About Us
FAQ

Connect

Facebook
Twitter
Careers
LinkedIn
Instagram
Press Inquiries

Join

StartEngine Summit: Tokenizing the World
Edit My Campaign
Investors

Legal

Terms of Use
Privacy Policy
Disclaimer

?

VIDEO TRANSCRIPT (Exhibit D)

Text: Prepare yourself

Yuuko Zero Samurai, Legendary Warrior, SA-032, ATK: 3100, RST: 2600

Coastal Assault, Battlefield, VI: 016

Vidar, The Vengeful God, Warrior, EN-017, ATK:1300, RST: 1000

Hiromen, Legendary Warrior, VI-032, ATK: 2800, RST: 2600

Coastal Assault, SV011

Takuji Matsuno, RST: 1800

No Limit Games

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.